UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        Cornerstone Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   21925G 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Robert A. Schwartz, Esq.
                       Windels Marx Lane & Mittendorf, LLP
                          120 Albany Street Plaza, FL 6
                             New Brunswick, NJ 08901
                                 (732) 846-7600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 28, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 40.13d-1(f) or 240.13d-1(g), check the following box. ?

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21925G 102
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons. Joseph Mark Baiada
                  I.R.S. Identification Nos. of above persons (entities only).


.................................................................................
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group

                  (a)
.................................................................................

--------------------------------------------------------------------------------
                  (b)
.................................................................................

         3.       SEC Use Only
.................................................................................
--------------------------------------------------------------------------------

         4.       Source of Funds: PF
--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) ........................................
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization:  USA
--------------------------------------------------------------------------------

Number of Shares
Beneficially Owned   7.       Sole Voting Power: 127,179........................
by Each Reporting
Person with
                     -----------------------------------------------------------
                     -----------------------------------------------------------

                     8.       Shared Voting Power
                     ...........................................................
                     -----------------------------------------------------------
                     -----------------------------------------------------------

                     9.       Sole Dispositive Power 127,179....................

                     -----------------------------------------------------------
                     -----------------------------------------------------------

                     10.     Shared Dispositive Power
                     ...........................................................
                     -----------------------------------------------------------


         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person . 127,179..............................................
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11) 7.0%.......
--------------------------------------------------------------------------------

         14. Type of Reporting Person:

                  IN

                  ..............................................................

                  ..............................................................

                  ..............................................................

                  ..............................................................

                  ..............................................................

Item 1. Security and Issuer

Common Stock, No par value

Cornerstone Financial Corporation
6000 Midlantic Drive, Suite 120 S
Mount Laurel, New Jersey 08054

Item 2. Identity and Background

(a) Name: J. Mark Baiada

(b) Residence or business address:

         c/o Cornerstone Financial Corporation
         6000 Midlantic Drive, Suite 120 S
         Mount Laurel, New Jersey 08054

(c) Mr. Baiada is employed as the President of Bayada Nurses, Inc., a home health care services company, with an address at 290 Chester Avenue, Moorestown, NJ 08057.

(d) Mr. Baiada has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Baiada has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Baiada is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration

Mr. Baiada purchased the 71,429 Units, with each Unit comprised of one share of the Corporation's common stock and one warrant to purchase one share of the Corporations common stock, from personal funds.

Item 4. Purpose of Transaction

The securities covered by this Statement were acquired by Mr. Baiada for the purpose of investment. The Reporting Person may decide to purchase additional shares of the Common Stock or other securities of the Issuer. In addition, the Reporting Person may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Baiada has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Mr. Baiada is the beneficial owner of 127,179 shares of Common Stock of the Corporation, which represents 7.0% of the Corporation's issued and outstanding Common Stock. All of these shares are held directly by Mr. Baiada in his own name.

(b) Mr. Baiada has sole investment power and sole voting power with respect to the 127,179 shares held directly by him.

(c) Mr. Baiada has not effected any transactions in the Common Stock during the past sixty days aside from the purchase of 71,429 Units, with each Unit comprised of one share of the Corporation's common stock and one warrant to purchase one share of the Corporations common stock, resulting in Mr. Baiada's obligation to file this report on Schedule 13D

(d) There is no other person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities

(e) Not applicable. Mr. Baiada continues to be the beneficial owner of 7.0% of the Corporation's issued Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Baiada and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable. There are no written agreements, contracts, arrangements understandings or proposals of the nature described in Item 7.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2009
--------------------------------------------------------------------------------
Date:

/s/ J. Mark Baiada
--------------------------------------------------------------------------------
Signature

J. Mark Baiada, Director of Cornerstone Financial Corporation
--------------------------------------------------------------------------------
Name/Title